UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 11, 2020, Verona Pharma plc posted or made available to its shareholders on its website certain material related to the general meeting of shareholders to be held on December 18, 2020 (the “Shareholder Materials”).

The Shareholder Materials are furnished herewith as Exhibits 1 through 3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
1	Notice of General Meeting of Verona Pharma plc.
2	Form of Proxy.
3	Proposed Articles of Association, marked to show changes.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: November 12, 2020	By:	/s/ David Zaccardelli
		Name:	David Zaccardelli, Pharm. D.
		Title:	President and Chief Executive Officer